EXHIBIT 99.1

FOR IMMEDIATE RELEASE                                       24 October 2002

                                       WPP

                            QUARTERLY TRADING UPDATE


                  THIRD QUARTER LIKE-FOR-LIKE REVENUES DOWN 3%

                 REPORTED REVENUES DOWN 2% IN FIRST NINE MONTHS

              CONSTANT CURRENCY REVENUES UP 1% IN FIRST NINE MONTHS

               LIKE-FOR-LIKE REVENUES DOWN 7% IN FIRST NINE MONTHS

              SECOND HALF MARGIN LIKELY TO BE LESS THAN FIRST HALF



Revenue Growth - Third Quarter

In the third quarter, reported revenues fell by almost 3%, with constant currency revenues up over 2% reflecting the relative weakness of the dollar. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues fell by over 3%.

As shown in the appendix to this release, on a constant currency basis, the geographical pattern of revenue growth varied in the third quarter. In North America, revenues were flat, relatively better than the first half. The UK was up almost 1% and Continental Europe up 4%, both weaker than the first six months. Asia Pacific, Latin America, Africa and the Middle East were up over 7%, improving over the first half.

By communications services sector, advertising and media investment management was up over 4%, public relations and public affairs down almost 3% and branding and identity, healthcare and specialist communications up over 1%, all stronger than the first half. Information and consultancy up almost 1%, was weaker than the first six months.


Revenue Growth - Nine Months

In the first nine months of 2002, reported revenues were down over 2%. In constant currencies, revenues were up almost 1% in the first nine months. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were down 7%.

As shown in the appendix to this release, on a constant currency basis, the geographical pattern of revenue growth varied in the first nine months. The recession has affected North America the most, with revenues down over 4%. Less affected, the UK was up almost 3% with Continental Europe least affected up over 6%. Asia Pacific, Latin America, Africa and the Middle East were also less affected up almost 5%.

By communications services sector, information and consultancy was least affected, up almost 5%. Advertising and media investment management up almost 2%, and branding and identity, healthcare and specialist communications up almost 1% were both less affected. Public relations and public affairs remained most affected with revenues down over 8%.

New Business

Net new business billings of (pound)0.7 billion ($1.1 billion) were won during the third quarter, making a total of (pound)1.9 billion ($2.9 billion) for the first nine months. The Group continues to benefit from consolidation trends in the industry, winning several large assignments from existing and new clients. The Group was ranked second for net new business gains in the Credit Suisse First Boston survey for the first eight months of 2002.

Current Trading

Although the rate of decline in like-for-like revenues in the third quarter was lower than that seen in the first half of the year, the recovery was less than that anticipated a few months earlier. Falling share prices in the summer on both sides of the Atlantic and increasing unemployment has had an impact on consumer confidence suggesting a potential "double-dip" recession. As a result, although comparative like-for-like revenue growth figures have become better since 11 September, the comparative improvement is less than that anticipated previously.

By region, the recession has continued to have most materially affected North America, with proportionately less impact on the UK, Continental Europe and Asia Pacific, Latin America, Africa and the Middle East.

By communications services sector, it has impacted public relations and public affairs the most, branding and identity, healthcare and specialist communications next, advertising and media investment management less so and information and consultancy the least.

In response to the impact of the recession on revenue growth, the Group's operating companies have adjusted their staff costs in relation to revenues. In the first nine months of this year, on a like-for-like basis, the total number of people in the Group (excluding associates) has fallen over 4% from 52,307 on 1 January 2002 to 49,957 on 30 September 2002. Average headcount is down almost 9% to 50,656 in the first nine months of 2002 as compared with 55,584 during the same period last year.

Third quarter revised forecasts indicate that the Group's operating margin for the second half of the year is likely to be less than that of the first half.

Balance Sheet and Cash Flow

The Group continues to develop its strategy of using free cash flow to enhance share owner value through a combination of strategic acquisitions and share purchases.

In the first nine months of 2002 the Group completed acquisitions in advertising and media investment management in the United Kingdom, China, Finland and France; in information and consultancy in the United States, France, Ireland, India and Thailand; in public relations and public affairs in the United States, Australia, China, Japan, Norway and Taiwan; and in branding and identity, healthcare and specialist communications in the United States and Germany.

Two million WPP shares were purchased during the third quarter at an average price of (pound)4.16 per share and total cost of (pound)8.3 million. All of these shares were cancelled. In the first nine months of 2002 the Group purchased a total of 12.75 million WPP shares at an average price of (pound)5.98 per share and total cost of (pound)76.2 million. The rolling buy-back program continues at a target level of (pound)150 to (pound)200 million per annum, equivalent to approximately 3-4% of the current market capitalisation.

Net debt at 30 September 2002 was (pound)1,303 million against (pound)978 million at the same time last year, an increase of (pound)325 million. The current net debt figure compares with a market capitalisation of approximately (pound)5.0 billion. The increase in net debt reflects (pound)806 million spent on capital expenditure, acquisitions and earnout payments, share purchases and dividends in the previous 12 months, offset by cash flow before capital expenditure, acquisitions and earnout payments, share purchases and dividends over the same period of (pound)436 million.

Future Objectives

The Group continues to focus on its key objectives of improving operating profits and margins, increasing cost flexibility (particularly in the areas of staff and property costs), using free cash flow to enhance share owner value, continuing to develop the role of the parent company in adding value to our clients and people, developing our portfolio in high revenue growth, geographical and functional areas and improving our creative quality and capabilities.

For further information:

Sir Martin Sorrell         )
Paul Richardson            )   + 44 20 7408 2204
Feona McEwan               )


This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company's independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

Appendix: Revenue and revenue growth by region and communications services sector

3 months ended 30 September 2002

----------------------------------------------------------------------------
                        Revenue        Revenue       Revenue       Constant
                           2002           2001        growth       currency
Region                 (pound)m       (pound)m      reported      growth(1)
                                                       02/01          02/01
                                                           %              %
North America             406.3          436.0          -6.8            0.1

United Kingdom            156.2          155.1           0.7            0.7

Continental Europe        210.8          198.8           6.0            4.0

Asia Pacific, Latin
America, Africa &
Middle East               155.2          166.4          -6.7            7.4
----------------------------------------------------------------------------

Total Group               928.5          956.3          -2.9            2.3
----------------------------------------------------------------------------


----------------------------------------------------------------------------
Communications          Revenue        Revenue       Revenue       Constant
Services                   2002           2001        growth       Currency
Sector                 (pound)m       (pound)m      reported      growth(1)
                                                       02/01          02/01
                                                           %              %

Advertising & Media
Investment
Management                419.1          427.2          -1.9            4.6

Information &
Consultancy               145.5          149.9          -2.9            0.9

Public Relations &
Public Affairs(2)         107.9          117.0          -7.8           -2.7

Branding & Identity,
Healthcare and
Specialist
Communications            256.0          262.2          -2.4            1.5
----------------------------------------------------------------------------

Total Group               928.5          956.3          -2.9            2.3
----------------------------------------------------------------------------

(1) Constant currency revenue growth excludes the effect of currency movements.

(2) The revenue figures submitted to the Council of Public Relations Firms reflect some public relations income which is included here in advertising and media investment management, branding and identity, healthcare and specialist communications. Total public relations and public affairs revenues fell 3.7% to $174 million.

Appendix: Revenue and revenue growth by region and communications services sector

9 months ended 30 September 2002

-------------------------------------------------------------------------------
                               Revenue       Revenue     Revenue      Constant
                                  2002          2001      Growth      Currency
Region                        (pound)m      (pound)m    reported     Growth(1)
                                                           02/01         02/01
                                                               %             %
North America                  1,296.4       1,393.8        -7.0          -4.3

United Kingdom                   468.4         455.6         2.8           2.8

Continental Europe               655.0         611.1         7.2           6.4

Asia Pacific, Latin
America, Africa &
Middle East                      468.5         492.8        -4.9           4.7
-------------------------------------------------------------------------------

Total Group                    2,888.3       2,953.3        -2.2           0.6
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Communications                 Revenue       Revenue     Revenue      Constant
Services                          2002          2001      growth      currency
Sector                        (pound)m      (pound)m    reported     growth(1)
                                                           02/01         02/01
                                                               %             %

Advertising & Media
Investment
Management                     1,315.1       1,341.0        -1.9           1.6

Information &
Consultancy                      443.9         431.8         2.8           4.8

Public Relations &
Public Affairs(2)                340.8         381.5       -10.7          -8.6

Branding & Identity,
Healthcare and
Specialist
Communications                   788.5         799.0        -1.3           0.9
-------------------------------------------------------------------------------

Total Group                    2,888.3       2,953.3        -2.2           0.6
-------------------------------------------------------------------------------

(1)  Constant currency revenue growth excludes the effect of currency movements.

(2) The revenue figures submitted to the Council of Public Relations Firms reflect some public relations income which is included here in advertising and media investment management, branding and identity, healthcare and specialist communications. Total public relations and public affairs revenues fell 9.1% to $535 million.